Mail Stop 4-06

      June 27, 2005


Anthony Bettencourt
President and Chief Executive Officer
Verity, Inc.
894 Ross Drive
Sunnyvale, CA 94089

	Re:	Verity, Inc.
		Form 10-K for the Fiscal Year Ended May 31, 2004
Form 10-Q for the Fiscal Quarters Ended August 31, 2004, November
30,
2004, and February 28, 2005
      File No. 000-26880

Dear Mr. Bettencourt;

      We have reviewed your response to our letter dated May 23,
2005
and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prior Comment no. 4

1. We note that the Company reclassified auction rate securities of
$53.3 million as of May 31, 2004 from cash and cash equivalents to short-term investments on its consolidated balance sheet. Tell us what consideration you have given to restating the Company`s May 31,
2004 Form 10-K. Also, tell us what consideration you have given to your Item 307 requirements for disclosure controls and procedures and the 308(c) of Regulation S-K reporting requirements regarding changes in internal control procedures.

      As appropriate, please respond to these comments via EDGAR within 10 business days of the date of this letter. You may request additional time to respond, as necessary. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Megan Akst, Staff Accountant, at (202) 551-
3407
or Kathleen Collins, the Branch Chief who supervised this review, at
(202) 551-3499 if you have questions regarding comments on the financial statements and related matters, or me at (202) 551-3730 with any other questions.

							Very truly yours,



							Craig Wilson
							Senior Assistant Chief
Accountant
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Verity, Inc.
June 27, 2005
Page 2